Exhibit 8.1

Registrant's Subsidiaries	Jurisdiction of Organization

Aggeliki Shipping Ltd.	Republic of Liberia

Allendale Investments S.A.	Republic of Panama

Alterwall Business Inc.	Republic of Panama

Diana Trading Ltd.	Republic of the Marshall Islands

Eleni Shipping Limited	Republic of Liberia

Emmentaly Business Inc.	Republic of Panama

Eternity Shipping Company	Republic of the Marshall Islands

Manolis Shipping Limited	Republic of the Marshall Islands

Noumea Shipping Ltd.	Republic of the Marshall Islands

Pantelis Shipping Corp.	Republic of Liberia

Pilory Associates Corp.	Republic of Panama

Prospero Maritime Inc.	Republic of the Marshall Islands

Saf-Concord Shipping Ltd.	Republic of Liberia

Tiger Navigation Corp.	Republic of the Marshall Islands

Xenia International Corp.	Republic of the Marshall Islands

Xingang Shipping Ltd.	Republic of Liberia